UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)
MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Subject Company)
MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
595074105
(CUSIP Number of Class of Securities)
Michael C. Ferrara
President and Chief Executive Officer
30 Ossipee Road
Newton, Massachusetts 02464
(617) 969-5452
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)
With a copy to:
Jonathan L. Kravetz, Esq.
Megan N. Gates, Esq.
Daniel H. Follansbee, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation
SIGNATURE
INDEX TO EXHIBITS

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2011, as amended by Amendment No. 1 filed on January 31, 2011, and Amendment No. 2 filed on February 8, 2011 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Microfluidics International Corporation, a Delaware corporation (“Microfluidics” or the “Company”), relating to the offer (the “Offer”) by Nano Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of IDEX Corporation, a Delaware corporation (“IDEX”), as set forth in a Tender Offer Statement filed by IDEX and Purchaser on Schedule TO, dated January 25, 2011, as amended by Amendment No. 1 filed on January 28, 2011 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Microfluidics, at a purchase price of $1.35 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2011, and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation.
          I. The subsection entitled “Background of the Offer” under the section entitled “(b) Background and Reasons for the Company Board’s Recommendation” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:
     (1) Inserting the following as the last sentence of the second paragraph under this subsection’s heading on page 13:
          “This meeting did not occur until December 1, 2009.”
     (2) Amending and restating the last paragraph on page 14 as follows:
          “Between April 30, 2010 and June 14, 2010, America’s Growth Capital, at the Company’s instruction, contacted 102 entities to solicit their interest in a potential strategic transaction involving the Company. A copy of a non-confidential, code-named written description and summary of the Company’s business that was prepared by America’s Growth Capital and management of the Company and provided to these entities was also provided to the Company Board. America’s Growth Capital, in consultation with the Company, selected these prospects based on the perceived likelihood of their interest in, and ability to consummate, an acquisition of the Company and excluded from this list all customers and distributors of the Company (other than Abraxis) in order to mitigate the potential for permanent damage to the Company’s business if an acquisition did not result. These entities were considered to be potential strategic buyers of the Company because they operate in industries related to the Company’s industry, including healthcare instrumentation, fluid management, testing and tools, as well as other companies that were considered to be instrumentation and enabling technology providers. The Company entered into, or had previously entered into, separate confidentiality agreements with eight potential strategic acquirers (including IDEX), and provided confidential and non-confidential information to those interested parties in furtherance of their respective due diligence investigations of the Company. America’s Growth Capital received a number of different responses from the 94 entities that were not willing to enter into a confidentiality agreement and the seven entities that each entered into a confidentiality agreement but did not ultimately provide an expression of interest. Among the most prevalent reasons cited were that the Company: (i) seemed resource constrained, (ii) had challenged growth potential, (iii) was not a strategic fit or was not within their current focus area, (iv) was too small an acquisition to focus resources on, (v) presented too many potential issues inherent in conducting a public acquisition, and (vi) appeared to have flat or minimal unit growth despite leading technology.”
     (3) Inserting the following as the last sentence of the second paragraph on page 15:
          “In response to the May 7, 2010 letter from Abraxis, Company management agreed to keep Abraxis informed about the strategic process. Abraxis did not elaborate on its stated desire to be involved in strategic discussions and was involved in discussions with IDEX only in connection with the Strategic Collaboration Agreement and the Agreement Concerning Debenture.”

     (4) Inserting the following as the last sentence of the fourth paragraph on page 15:
          “Management estimated that this enterprise value reflected a value of approximately $1.33 per share of common stock.”
     (5) Inserting the following as the last sentence of the fifth full paragraph on page 18:
          “The draft of the Agreement Concerning Debenture delivered by Latham provided that IDEX would purchase the Convertible Debenture from Abraxis for an amount equal to the Offer Price multiplied by the number of shares of common stock into which the Convertible Debenture was then convertible in accordance with its terms.”
     (6) Amending and restating the disclosure set forth in the second full paragraph on page 20 through and including the first paragraph on page 21 as follows:
          “On November 10, 2010, representatives of Celgene indicated to America’s Growth Capital that, as a condition to Celgene’s agreement to the sale of the Convertible Debenture to IDEX pursuant to the Agreement Concerning Debenture, it would require that certain changes be made to the existing Strategic Collaboration Agreement between the Company and Abraxis, consisting of an extension of the term of the Strategic Collaboration Agreement from November 14, 2011 (the expiration occurring if Abraxis no longer owned any shares of the Company’s common stock on such date) to twenty years from the Acceptance Time, and a commitment from the Company to continue to develop the intellectual property covered by the Strategic Collaboration Agreement. A representative of America’s Growth Capital communicated these proposed changes to IDEX and to the Company. IDEX had previously indicated to the Company that IDEX was not willing to acquire the Company unless it could also acquire the Convertible Debenture and terminate the Warrant. As described above, Celgene had previously stated to the Company that the Convertible Debenture and Warrant represented a blocking position for any acquisition of the Company and indicated that it would enter into an agreement regarding the sale of the Convertible Debenture and the cancellation of the Warrant only if an acceptable extension of the Strategic Collaboration Agreement was negotiated.
          On November 11, 2010, America’s Growth Capital proposed further revisions to the Strategic Collaboration Agreement to Celgene, including a narrower field of exclusivity which would have excluded the Company’s MRT technology from the category of equipment that the Company was required to sell exclusively to Celgene under the agreement within the field of use covered by the agreement (the “Field”), a term of three years from the Acceptance Time, and the elimination of any obligation on the part of the Company to engage in collaborative development with Celgene.
          Also on November 11, 2010, the Company Board held a meeting to discuss the potential transaction. Representatives of America’s Growth Capital and Mintz Levin were also in attendance. A representative of America’s Growth Capital updated the Company Board on the status of the potential transaction, including discussions with Celgene regarding the Strategic Collaboration Agreement and the Agreement Concerning Debenture and the actions required to complete these negotiations. A representative of America’s Growth Capital then presented the Company Board with a financial presentation and valuation analysis and rendered its oral opinion, which was subsequently confirmed in writing, that, as of that date, and based upon various assumptions and valuation metrics America’s Growth Capital typically utilizes in its valuation analyses of publicly traded companies, such as comparable precedent transactions, comparable publicly traded companies, discounted cash flow, and stock value premium over market price, among other factors in evaluating a potential transaction, the consideration to be received in the Offer and Merger, taken together, by the holders of the Company’s common stock was fair, from a financial point of view, to such stockholders. Mr. Ferrara and representatives of America’s Growth Capital and Mintz Levin also noted to the Company Board that Celgene’s requested changes to the Strategic Collaboration Agreement could cause a further delay in the time frame on which the potential transaction could be completed or a reduction in the Offer Price but that IDEX remained very interested in pursuing the potential transaction pending Celgene’s final positions regarding such changes to the Strategic Collaboration Agreement.
          On November 17, 2010, representatives from America’s Growth Capital, the Company and Celgene discussed the changes that each party had proposed to the Strategic Collaboration Agreement, including each party’s positions as to the extension of the expiration date of such agreement and a potential reduction in the purchase price for the Convertible Debenture in exchange for such extension.

          On November 22, 2010, America’s Growth Capital proposed revisions to the Strategic Collaboration Agreement to IDEX, including a narrower field of exclusivity which would exclude the Company’s MRT technology from the category of equipment that the Company was required to sell exclusively to Celgene for use in the Field, a term of ten years from the Acceptance Time, and the elimination of any obligation on the part of the Company to engage in collaborative development with Celgene.
          On November 23, 2010, America’s Growth Capital and Latham, along with IDEX’s intellectual property counsel, discussed the proposed changes to the scope and duration of the Strategic Collaboration Agreement.
          On November 19 and 30, 2010, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, provided the Company Board with updates as to the status of the potential transaction and the discussions with Celgene concerning the Strategic Collaboration Agreement and the Agreement Concerning Debenture.
          On November 24, 2010, representatives of IDEX contacted a representative of America’s Growth Capital and informed him that the price per share that IDEX was willing to pay to the stockholders of the Company in the potential transaction was now $1.35 per share, primarily in light of (i) lower than anticipated revenues reported by the Company for its quarter ended September 30, 2010, which had been announced on November 15, 2010, (ii) the delays that the parties had encountered in completing the potential transaction, and (iii) the incurrence by IDEX and Microfluidics of significantly higher transaction expenses than initially expected as a result of such delays. The representatives of IDEX also noted the long-term potential restrictions on Microfluidics’ ability to take advantage of future business opportunities resulting from the desire of Celgene to include the Company’s MRT technology in the category of equipment that the Company was required to sell exclusively to Celgene for use in the Field pursuant to the proposed revisions to the Strategic Collaboration Agreement as being a significant concern that could lead to further reductions to the Offer Price.
          On November 30, 2010, Latham, on behalf of IDEX, provided revised drafts of the Agreement Concerning Debenture and the Strategic Collaboration Agreement to Celgene for its review and comment. The revised drafts reflected a field of exclusivity that excluded the Company’s MRT technology from the category of equipment that the Company was required to sell exclusively to Celgene for use in the Field, a term of ten years from the Acceptance Time, the elimination of any obligation on the part of the Company to engage in collaborative development with Celgene, and up to $1 million in potential payments by Celgene to the Company to compensate the Company for future profits that could be lost as a result of the operation of the exclusivity provisions in the Strategic Collaboration Agreement.”
     (7) Amending and restating the fourth paragraph on page 21 as follows:
          “Beginning on December 7, 2010 through December 13, 2010, America’s Growth Capital and the Company engaged in further discussions with Celgene regarding the Strategic Collaboration Agreement and its potential impact on the proposed transaction.”
     (8) Amending and restating the sixth paragraph on page 21 as follows:
          “On December 13, 2010, Celgene circulated a revised draft of the Strategic Collaboration Agreement, which America’s Growth Capital, IDEX and Latham discussed on December 14, 2010, including a field of exclusivity that included the Company’s MRT technology in the category of equipment that the Company was required to sell exclusively to Celgene for use in the Field, a term of ten years from the Acceptance Time, an obligation on the part of the Company to engage in collaborative development with Celgene, and up to $500,000 in potential payments by Celgene to the Company to compensate the Company for future profits that could be lost as a result of the operation of the exclusivity provisions in the Strategic Collaboration Agreement. Celgene also provided verbal commentary to the Agreement Concerning Debenture.”
     (9) Inserting the following new paragraph under the sixth paragraph on page 21:
          “From December 21, 2010 through January 4, 2011, Celgene and the Company negotiated changes to the Strategic Collaboration Agreement, ultimately reaching tentative agreement on a revised draft of the Strategic Collaboration Agreement that (i) reflected a field of exclusivity that excluded the Company’s MRT technology from the category of equipment that the Company was required to sell exclusively to Celgene for use in the Field, but provided Celgene with the ability to expand the agreement to include that technology if Celgene determined that it could be used in the production of certain Celgene products, (ii) removed the provision providing for potential compensatory payments by Celgene to the Company for future lost profits, and (iii) reintroduced arbitration as a mandatory dispute resolution procedure. The revised draft of the Strategic Collaboration Agreement also included the parties’ agreement to cooperate to explore the possibility of developing specialized equipment for Celgene and intellectual property relating thereto, and provided that to the extent the Company and Celgene jointly contributed to the development of any new intellectual property for the use of fluid processors in the Field, that such intellectual property would be owned jointly by the parties. Celgene also agreed to reduce the purchase price of the Convertible Debenture by $1.5 million.”
     (10) Amending and restating the seventh paragraph on page 21 as follows:
          “On January 4, 2011, IDEX agreed in principle with the terms of the Agreement Concerning Debenture and the Strategic Collaboration Agreement negotiated by Celgene and the Company, including the $1.5 million reduction in the purchase price for the Convertible Debenture in consideration of (i) the extension of the term of the Strategic Collaboration Agreement from November 14, 2011 (the expiration occurring if Abraxis no longer owned any shares of the Company’s common stock on such date) to ten years from the Acceptance Time and (ii) the other concessions, as described above.”
     (11) Amending and restating the last sentence of the eighth paragraph on page 21 as follows:
          “However, IDEX maintained its reduced Offer Price of $1.35 per Share, which implied an enterprise value of approximately $20 million.”
          II. Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following new subsection in the section entitled “(b) Background and Reasons for the Company Board’s Recommendation” after the subsection entitled “Reasons for the Recommendation of the Company’s Board” and before the subsection entitled “Opinion of America’s Growth Capital”:
   “Financial Forecasts
          Microfluidics does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, earnings, cash flows or other results beyond the current fiscal year. However, Microfluidics’ management provided certain unaudited forecasts (the “Financial Forecasts”) regarding Microfluidics’ future operations as an independent company to the Board and America’s Growth Capital for use in America’s Growth Capital’s financial analyses, including those analyses used in delivering the fairness opinion described below, in connection with the Board’s review of the Offer and the Merger. In addition, Microfluidics has presented below certain unaudited forecasts of net income for Microfluidics’ future operations as an independent company (the “Net Income Projections”), although that information was neither presented to the Board nor to America’s Growth Capital in connection with the Board’s review of the Offer and the Merger, and is being provided herein pursuant to SEC rules.
          The Financial Forecasts and Net Income Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Microfluidics’ independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts or Net Income Projections nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts and Net Income Projections herein will not be deemed an admission or representation by Microfluidics that they are viewed by Microfluidics as material information of Microfluidics. None of Microfluidics or its advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts and Net Income Projections. The Financial Forecasts and Net Income Projections should not be regarded as an indication that Microfluidics, or any of its advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts or the Net Income Projections to reflect circumstances existing after the date such Financial Forecasts and Net Income Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the information used in the Financial Forecasts and Net Income Projections are shown to be in error. Microfluidics’

shareholders are cautioned not to place undue reliance on the Financial Forecasts or the Net Income Projections included in this Schedule 14D-9.
          The Financial Forecasts and Net Income Projections were based necessarily on the information prepared or provided by Microfluidics using a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts and Net Income Projections may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond Microfluidics’ control. The assumptions and estimates used to create the information used in the Financial Forecasts and Net Income Projections involve judgments made with respect to, among other things, market size and growth rates, market share, interest rates, future pricing, and levels of operating expenses, all of which are difficult to predict. The Financial Forecasts and Net Income Projections also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Offer or the Merger, or any other changes that may in the future affect Microfluidics or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer or the Merger or otherwise. Accordingly, the Financial Forecasts and Net Income Projections constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Financial Forecasts and Net Income Projections will prove to be accurate, and actual results may materially differ. The Financial Forecasts and Net Income Projections cover multiple years and such information by its nature becomes less reliable with each successive year.
          The Financial Forecasts for the fiscal years ending December 31, 2011 through 2015 are set forth below. All amounts (other than EBITDA Margin) are expressed in millions of dollars.

	Fiscal Year Ended December 31,
	2011E	2012E	2013E	2014E	2015E
Revenue	$20.0	$23.6	$26.6	$29.8	$33.1
EBITDA Margin*	14%	18%	17%	16%	15%
EBITDA**	$2.9	$4.3	$4.5	$4.8	$5.0

*	Percentage of revenue used to project EBITDA.

**	EBITDA refers to earnings (net income) before interest, taxes, depreciation, amortization, and stock-based compensation.
Use of Non-GAAP Financial Measure and Reconciliation of GAAP to Non-GAAP Financial Measures
EBITDA is a non-GAAP (Generally Accepted Accounting Principles) financial measure, and as such is not a substitute for net income, which is the GAAP financial measure that is most closely comparable to EBITDA. The Net Income Projections for the years set forth above, calculated in accordance with GAAP, and a reconciliation of net income to EBITDA for the same fiscal years, are set forth in the table below. Although neither the Board nor America’s Growth Capital received information as to projected net income for Microfluidics in connection with the Board’s consideration of the Offer and the Merger, Microfluidics presents the information below pursuant to SEC rules requiring the presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the GAAP and non-GAAP financial measures (all amounts are expressed in millions of dollars):

	Fiscal Year Ended December 31,
	2011E	2012E	2013E	2014E	2015E
Net Income	$1.7	$3.0	$3.3	$2.7	$2.3
Adjustments:
Interest expense	$0.6	$0.7	$0.7	$0.4	$0.3
Income tax provision	$0	$0	$0	$0.9	$1.7
Depreciation	$0.1	$0.1	$0.2	$0.3	$0.3
Amortization	$0.2	$0.2	$0.1	$0.1	$0.1
Stock-based compensation	$0.3	$0.3	$0.3	$0.4	$0.4
EBITDA	$2.9	$4.3	$4.5	$4.8	$5.0

EBITDA, the non-GAAP financial measure, was used in the Financial Forecasts in order to provide a method for assessing our potential financial condition in the future. Microfluidics’ management believes that EBITDA presents an indication of Microfluidics’ potential financial condition without the additional uncertainty that may be created by the inclusion of interest, taxes, depreciation and amortization and stock-based compensation amounts, which are particularly uncertain with respect to future periods. This measure is not presented in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Accordingly, Microfluidics’ shareholders should not consider EBITDA in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with GAAP.”
          III. Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by amending and restating the sections entitled “Selected Precedent Transactions Analysis,” “Comparable Public Companies Analysis,” and “Discounted Cash Flow Analysis” under the subsection entitled “Opinion of America’s Growth Capital” as follows:
   “Selected Precedent Transactions Analysis
          America’s Growth Capital reviewed the transaction values of the following six transactions involving similar businesses with disclosed financial metrics. America’s Growth Capital selected these transactions based upon the following criteria: (i) North American transactions announced since January 1, 2009, as well as IDEX’s earlier acquisition of Quadro Engineering Corp., which was included due to the similarity between Quadro Engineering’s business and the business of the Company; (ii) latest twelve months target revenue of $50 million or less; and (iii) operating in the life sciences, biotechnology, or instrument-related technology fields. Based upon these criteria and utilizing its professional judgment and experience, no relevant transactions identified by America’s Growth Capital as meeting these criteria were excluded from this analysis.

Acquiror	Target	Announced
IDEX Corp.	Fitzpatrick Company, Inc.	November 2010
FLIR Systems, Inc.	Extech Instruments Corp.	December 2009
Cell Biosciences, Inc.	Alpha Innotech Corp.	September 2009
Harvard Bioscience, Inc.	Denville Scientific, Inc	September 2009
Waters Corp.	Thar Instruments, Inc.	February 2009
IDEX Corp.	Quadro Engineering Corp.	June 2007
          America’s Growth Capital reviewed, among other things, transaction values in the selected transactions, calculated as the purchase prices paid for the target companies, as a multiple of latest 12 months revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”). America’s Growth Capital then applied latest 12 months revenue and EBITDA multiples of 1.1x and 8.7x, respectively, representing the median of the values derived from the selected transactions, to the Company’s estimated revenue and EBITDA for the latest 12 months ended December 31, 2010. Financial data of the selected transactions were based on publicly available information and other information as available at the time of announcement of the relevant transaction. Financial data of the Company were based on latest 12 months available information estimated as of December 31, 2010. This estimated data was based upon estimates of the Company’s management. This analysis indicated an implied per share equity value reference range for the Company of approximately $1.08 to $1.29 per Share, as compared to the $1.35 per Share cash consideration.
          Although the selected transactions were used for comparison purposes, none of those transactions is directly comparable to the Transaction and none of the companies in those transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or the Company.
   Comparable Public Companies Analysis
     America’s Growth Capital reviewed financial and stock market information of the Company and the following five selected publicly traded companies with similar products, similar operating and financial characteristics and servicing similar markets. America’s Growth Capital selected these companies based upon the following criteria: (i) North American companies; (ii) publicly traded; (iii) latest twelve months revenue of $500 million or less; (iv) positive EBITDA; and (v) operating in the life sciences, biotechnology or instrument-related technology fields. Based upon these criteria and utilizing its professional judgment and experience, no relevant companies identified by America’s Growth Capital as meeting these criteria were excluded from the analysis.

		Enterprise Value divided by
	Enterprise
	Value	Revenue	Revenue	EBITDA	EBITDA
Company	($ in millions)	2010E	2011E	2010E	2011E
Affymetrix, Inc.	$259	0.8x	0.8x	7.5x	4.8x
Lydall, Inc.	140	0.4x	0.4x	7.9x	7.3x
Harvard BioScience, Inc.	123	1.1x	1.1x	7.3x	7.3x
Repligen Corp.	81	3.2x	3.0x	Not meaningful	Not meaningful
Key Technology, Inc.	70	0.6x	0.5x	8.3x	6.0x
Median	$123	0.8x	0.8x	7.7x	6.7x
     America’s Growth Capital reviewed, among other things, enterprise values of the selected companies, calculated as fully diluted equity value based on closing stock prices on January 6, 2011, plus debt, minority interest and preferred stock, less cash and equivalents, as a multiple of calendar year 2010 estimated and calendar year 2011 estimated revenue and EBITDA. America’s Growth Capital then applied a selected range for calendar year 2010 estimated and calendar year 2011 estimated revenue multiples of 0.8x and 0.8x and estimated EBITDA multiples of 6.7x to 7.7x, representing the median of the values derived from the selected companies, to corresponding data of the Company. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates. Estimated financial data of the Company were based on estimates of the Company’s management. This analysis indicated an implied per share equity value reference range for the Company of approximately $0.92 to $1.31 per Share, as compared to the $1.35 per Share cash consideration.
     Although the selected companies were used for comparison purposes, none of those companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies or the Company.
   Discounted Cash Flow Analysis
     America’s Growth Capital performed a discounted cash flow analysis to calculate the estimated present value of the standalone, free cash flows that the Company could generate during the Company’s fiscal years 2011 through 2015 based on the Financial Forecasts, including utilization of Company net operating loss carry forwards. Estimated terminal values for the Company were calculated by applying a terminal value multiple of 5.0x to the Company’s fiscal year 2015 estimated EBITDA based on perpetuity growth rates for the Company’s free cash flow ranging from 10-12%. The range of perpetuity growth rates was estimated by America’s Growth Capital utilizing its professional judgment and experience, taking into account the Financial Forecasts. The cash flows and terminal values were then discounted to present value using discount rates ranging from 20% to 22%. The range of discount rates was derived by America’s Growth Capital utilizing a weighted average cost of capital analysis based on the capital asset pricing model and taking into account certain financial metrics, including betas, for the five selected companies used in the Comparable Public

Companies Analysis (the “Selected Companies”), as well as certain financial metrics for the Company, including its capital structure, and the United States equity markets generally. America’s Growth Capital also assumed a debt to equity ratio of 54.7% based on the Company’s actual debt to equity ratio as of the close of business on January 6, 2011. In its weighted average cost of capital analysis, America’s Growth Capital unlevered the betas of the Selected Companies to arrive at a mean unlevered beta for the Selected Companies of 0.55. This analysis indicated implied per share equity value reference ranges for the Company of approximately $1.26 to $1.33 per Share, as compared to the $1.35 per Share cash consideration.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011	MICROFLUIDICS INTERNATIONAL CORPORATION
	By:	/s/ Michael C. Ferrara
Michael C. Ferrara
President and Chief Executive Officer

INDEX TO EXHIBITS

(a)(1)(A)* +	Letter to Stockholders of the Company, dated January 25, 2011, from Michael C. Ferrara, President and Chief Executive Officer of the Company.

(a)(1)(B)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to the Schedule 14D-9 filed with the SEC on January 25, 2011).

(a)(1)(C)	Offer to Purchase, dated January 25, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).

(a)(1)(D)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).

(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).

(a)(1)(F)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).

(a)(1)(G)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).

(a)(1)(H)*	Opinion of America’s Growth Capital, LLC, to the Board of Directors of the Company dated January 10, 2011 (included as Annex II to the Schedule 14D-9 filed with the SEC on January 25, 2011).

(a)(1)(I)	Joint Press Release issued by the Company and IDEX, dated January 11, 2011 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).

(a)(1)(J)	Summary Advertisement as published on January 25, 2011 in Investor’s Business Daily (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).

(a)(1)(K)	Press Release issued by IDEX, dated January 25, 2011 (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).

(a)(1)(L) +	Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation, and Nano Merger Sub, Inc., C.A. No. 6126, dated January 14, 2011.

(a)(1)(M) +	Complaint filed in the Massachusetts Superior Court for Middlesex County, captioned Paul Shumsky v. Microfluidics International Corporation; George Uveges; Eric G. Walters; Henry Kay; Leo Pierre Roy; Michael C. Ferrara, dated January 20, 2011.

(a)(1)(N)	Amended Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation, and Nano Merger Sub, Inc., C.A. No. 6126-VCS, dated January 28, 2011 (incorporated herein by reference to Exhibit (a)(1)(J) to the Schedule TO of IDEX and Purchaser initially filed with the SEC on January 25, 2011, and amended on January 28, 2011).

(a)(1)(O) ++	Amended Complaint filed in the Massachusetts Superior Court for Middlesex County, captioned Paul Shumsky v. Microfluidics International Corporation; IDEX Corporation; Nano Merger Sub, Inc.; George Uveges; Eric G. Walters; Henry Kay; Leo Pierre Roy; Michael C. Ferrara; and Stephen J. Robinson, C.A. No. 11-0186, dated February 1, 2011.

(a)(5)(A) ++	Notice to Microfluidics International Corporation’s stock option holders, delivered by Microfluidics International Corporation on February 8, 2011.

(a)(5)(B)	Letter from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s stockholders regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on January 11, 2011).

(a)(5)(C)	E-mail from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s employees regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on January 11, 2011).

(a)(5)(D)	Letter from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s customers regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on January 11, 2011).

(a)(5)(E)	Letter from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s sales representatives regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on January 11, 2011).

(a)(5)(F)	Transcript of the Company’s conference call held on January 11, 2011 at 8:30 a.m. (Eastern time) regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on January 11, 2011).

(e)(1)	Agreement and Plan of Merger, dated January 10, 2011, by and among IDEX, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).

(e)(2)	Amended and Restated Employment Agreement, dated as of December 4, 2009, by and between Michael C. Ferrara and the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2009).

(e)(3)	Employee Agreement by and between the Company and Peter F. Byczko dated September 1, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2010).

(e)(4)	Employee Agreement by and between the Company and William J. Conroy dated September 3, 2010 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2010).

(e)(5)	Summary of Compensation Arrangements including Discretionary Bonus Plan with the Company’s named executive officers (incorporated herein by reference to Exhibit 10.109 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2010).

(e)(6)	Convertible Debenture and Warrant Purchase Agreement between the Company and Global Strategic Partners, LLC, dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).

(e)(7)	Amendment No. 1 to Convertible Debenture and Warrant Purchase Agreement and Amendment No. 1 to Convertible Debenture, between the Company and Global Strategic Partners, LLC, dated as of November 17, 2008 (incorporated herein by reference to Exhibit 10.2 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).

(e)(8)	Registration Rights Agreement between the Company and Global Strategic Partners, LLC, dated as of November 14, 2008 and amended on December 3, 2008 (incorporated herein by reference to Exhibit 10.3 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).

(e)(9)	Security Agreement between the Company and Global Strategic Partners, LLC, dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.4 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).

(e)(10)	Convertible Debenture issued by the Company to Global Strategic Partners, LLC, dated as of November 14, 2008, as amended (incorporated herein by reference to Exhibit 10.5 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).

(e)(11)	Common Stock Purchase Warrant issued by the Company to Global Strategic Partners, LLC, dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.6 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).

(e)(12)	Amendment No. 2 to Registration Rights Agreement, Amendment No. 2 to Convertible Debenture and Warrant Purchase Agreement and Amendment to Security Agreement dated March 11, 2009 by and between the Company and Global Strategic Partners, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on 8-K filed with the SEC on March 17, 2009).

(e)(13)	Amendment to Transaction Documents dated October 23, 2009 by and between the Company and Global Strategic Partners, LLC (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2009).

(e)(14)	Amendment No. 2 to that certain Debenture and Warrant Purchase Agreement dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2009).

(e)(15) +	Confidentiality Agreement, dated November 4, 2010, by and between the Company, Celgene Corporation, Abraxis BioScience, Inc., and Global Strategic Partners, LLC.

(e)(16)	Confidentiality Agreement, effective November 24, 2009, by and between the Company and IDEX (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).

(e)(17)	Exclusivity Agreement, dated June 8, 2010, as amended on July 23, 2010, by and between the Company and IDEX (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).

(e)(18)	Form of Tender and Support Agreement entered into on January 10, 2011 by and among IDEX, Purchaser and each of Michael C. Ferrara, George Uveges, Henry Kay, Stephen J. Robinson, Leo Pierre Roy, Eric G. Walters, Peter F. Byczko, William J. Conroy, and Irwin J. Gruverman (incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).

(e)(19) +	Tender and Support Agreement, dated as of January 12, 2011, by and among IDEX, Purchaser, and Marjorie Gruverman.

(e)(20)	Agreement Concerning Debenture, dated as of January 10, 2011, by and among IDEX, Purchaser, Global Strategic Partners, LLC, Abraxis BioScience, LLC and American Stock Transfer and Trust Company, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).

(e)(21)	1986 Employee Stock Purchase Plan as amended (incorporated herein by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 filed with the SEC on April 10, 2002).

(e)(22)	1988 Stock Plan as amended (incorporated herein by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 filed with the SEC on September 6, 2002).

(e)(23)	1989 Non-Employee Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed with the SEC October 22, 1996).

(e)(24)	2006 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 11, 2006).

(e)(25)	Form of Notice of Grant of Stock Option and Employee Stock Option Agreement for Microfluidics International Corporation 2006 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2009).

(e)(26)	Certificate of Incorporation for the Company, as amended (incorporated herein by reference to Exhibit 2A to the Company’s Registration Statement on Form 8-A and Exhibit 3.1(a) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 filed with the SEC on November 15, 1999).

(e)(27)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2009).

(e)(28)	Amended and Restated By-Laws for the Company (incorporated herein by reference to Exhibit 3(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed with the SEC on March 31, 1997).

(g)	Not applicable.

*	Included in mailing to stockholders commenced as of January 25, 2011.

+	Previously filed as an exhibit to the Schedule 14D-9 on January 25, 2011.

++	Previously filed as an exhibit to Amendment No. 2 to the Schedule 14D-9 on February 8, 2011.